UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 10 2003

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

ICI CHIEF EXECUTIVE APPOINTMENT

The Board of Imperial Chemical Industries PLC announced today the following Board and management changes:

Dr Brendan O'Neill, has resigned as a Director of ICI and as Chief Executive, with immediate effect.

He is succeeded by Dr John McAdam who is currently an Executive Director of the Company and Chairman and Chief Executive of ICI Paints. Dr McAdam takes up his new position with immediate effect.

ICI Chairman Lord Trotman said, "In consultation with the Board, Brendan has agreed that in the best interests of the Company he should step aside. I wish to thank him for his unstinting efforts since he joined ICI in 1998. I also wish to welcome John McAdam to the role of Chief Executive. Since his appointment to the Board in 1999 we have been impressed by his broad knowledge of the ICI of today and his strong determination to deliver improved performance."

Commenting on his appointment, Dr McAdam said, "I am delighted to have been appointed to the position of Chief Executive of ICI. This is a great company, with strong market positions and considerable potential. My first task will be to carry on the Group-wide cost-reduction review, which was announced on March 25 to improve the overall performance of the Group, and I am determined to drive the business forward in the best interests of shareholders."

ICI’s first quarter 2003 results will be announced on May 1, 2003.

Biography – Dr John McAdam

John McAdam was born on April 30, 1948 in Ambleside, UK. He studied Chemical Physics at Manchester University and was awarded a first class honours degree before completing a PhD. He was later appointed as a Research Fellow continuing his studies of macro-molecular motion of polymers in solution at Manchester and Cambridge.

He joined Unilever as a Management Trainee in 1974 and was given his first management appointment in Birds Eye Foods where, among other roles, he held the positions of Planning Manager, Personnel Manager and Operations Manager at the Eastbourne factory, and finally General Manager of Birds Eye Walls, Kirby on Merseyside.

In 1986 he joined the Board of Unilever's flavours and fragrance business, PPF International, as Technical Director. Early in 1987, following Unilever’s acquisition of Naarden International and its subsequent merger with PPF, he moved to the Netherlands to join the Board of the newly created Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement. In October 1990 he returned to the UK joining the Board of Birds Eye Walls Ltd., in charge of Manufacturing, Research and Development.

At the beginning of 1993 he moved back to the Netherlands on his appointment as Chairman of Unichema International. Following ICI's acquisition of the Unilever Speciality Chemical Businesses in July 1997 he became Chairman and CEO of Quest and a member of ICI’s Executive Management Team.

In January 1998 he was appointed Chairman and Chief Executive of ICI Paints, and the following year he was also elected a Director of ICI with Board responsibility for Research, Development and Technology and ICI's activities in Asia.

Dr McAdam is a Non-Executive Director of Severn Trent Plc and is a member of the University of Surrey Business Advisory Board.

He is married with two grown up children.

ends -

April 9, 2003

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Debjani Jash
Name:	Debjani Jash
Title:	Company Secretary

Date:	April 10th, 2003